Appendix A: Business Description & Plan

Please note that all of the information hosted on the WeVidIt App, that is not otherwise found in this Form may be found in this Appendix A:

1. Budget 1-7
2. Budget Percentage
3. SOPPADA WeVidit Film Vision
4. Steal The Naughty List Vision and Financial Plan (The VISION)
5. Watch More WeVidIt